Exhibit 99.2

OCCAM NETWORKS, INC.

SHARES OF SERIES A-2 PREFERRED STOCK

OFFERED PURSUANT TO RIGHTS DISTRIBUTED TO HOLDERS OF RECORD OF

COMMON STOCK OF OCCAM NETWORKS, INC. AS OF [            ], 2005

Dear Stockholder:

This notice is being distributed by Occam Networks, Inc., a Delaware corporation (“Occam”), to all holders of record of shares of its Common Stock at the close of business on [            ], 2005, the record date, in connection with a distribution in a rights offering of rights to subscribe for and purchase shares of Occam’s Series A-2 preferred stock, par value $0.001 per share. The subscription rights are described in detail in the enclosed prospectus dated [            ], 2005. You should carefully review the prospectus and other materials enclosed as this notice does not contain a complete summary of the rights offering.

In connection with the rights offering, holders of Occam Common Stock as of the record date have been granted subscription rights. Each subscription right entitles the holder to subscribe for and purchase one share of Series A-2 Preferred Stock at a subscription price of $10.00, subject to a minimum purchase of 100 shares of Series A-2 Preferred Stock. Holders of Occam Common Stock as of the record date have been granted approximately one basic subscription right for every 109 shares of Occam Common Stock they held on the record date. A stockholder who would not, based on his or her Common Stock holdings as of the record date, be entitled to at least 100 basic subscription rights, will nevertheless be permitted to purchase 100 shares of Series A-2 Preferred Stock. Fractional shares of Series A-2 Preferred Stock will not be issued.

The subscription rights are evidenced by Subscription Rights Certificates. The Subscription Rights Certificates and underlying subscription rights are not transferable. The subscription rights expire, if not exercised, at 5:00 p.m., New York, New York time, on [            ], 2005 (the “Expiration Time”), unless we extend the subscription rights in our sole discretion. We also may withdraw or amend the subscription rights or rights offering at any time prior to the Expiration Time. Should you exercise your subscription rights, your exercise will not be revocable by you.

In addition to the prospectus, you will find enclosed (i) a Subscription Rights Certificate; (ii) Instructions for Use of Occam Networks, Inc. Subscription Rights Certificates; and (iii) a return envelope addressed to [            ], which is acting as the Subscription Agent. While we have provided a return envelope, timely and proper delivery of the materials and funds required to exercise the subscription rights is entirely at your risk.

As more fully set forth in the attached materials, to exercise the subscription rights, you must properly complete and sign the Subscription Rights Certificate and forward it to the Subscription Agent, with payment of the subscription price in full for each share of Series A-2 Preferred Stock subscribed for pursuant to the subscription rights. The Subscription Agent must receive the Subscription Rights Certificate with payment of the full subscription price, including final clearance of any checks, prior to 5:00 p.m., New York, New York time, on [            ], 2005. RIGHTS NOT PROPERLY EXERCISED PRIOR TO THIS TIME WILL EXPIRE. A RIGHTS HOLDER CANNOT REVOKE THE EXERCISE OF ITS RIGHTS.

Additional copies of the enclosed materials may be obtained from [            ], which is acting as our Information Agent, by calling [            ] for stockholders and [            ] for banks and brokerage firms.

OCCAM NETWORKS, INC.

Bob Howard-Anderson

President and Chief Executive Officer